SINO PAYMENTS, INC.

7/F, Darton Tower

142 WaiYip Street, Kwun Tong, Kowloon, Hong Kong

Telephone:  (852) 2950 4288

December 18, 2015

Celeste M. Murphy, Legal Branch Chief

William Mastrianna, Attorney-Adviser

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:

SINO PAYMENTS, INC.

SEC FILE#: 000-53537

RESPONSE TO SEC COMMENTS ON FORM 10-K ANNUAL REPORT FOR

FISCAL YEAR ENDED DECEMBER 31, 2014

BY FAX: EDGAR CORRESPOND/UPLOAD

Dear Ms. Murphy and Mr. Mastrianna:

This letter is the response to the Comment Letter, dated December 16, 2015, from the Securities and Exchange Commission (“SEC” or “Commission”) regarding the Form 10-K/A Amendment Number One by SINO Payments, Inc. for its fiscal year ended December 31, 2014.

Please contact our U.S. outside legal counsel, Paul W. Richter, at (804) 644-2182 (Richmond, Virginia) or at prosage@comcast.net with any questions or concerns, or with any further comments.  Thank you for your consideration in this matter.

1.  SEC COMMENT:

Exhibits

1.

We note on page 4 that you state that current dated certifications from your Chief Executive Officer and Chief Financial Officer have been included as exhibits to this amendment, but no exhibits are attached to the Form 10-K/A filed December 8, 2015. Please amend the 10-K/A to file certifications from your Chief Executive Officer and Chief Financial Officer.

Issuer Response:  The exhibits for Amendment Number One (“Amendment”) to the Form 10-K Annual Report for the fiscal year ended December 31, 2014 were filed with Amendment Number 2 thereto and filed with the Commission on December 18, 2015.

The Company hereby acknowledges:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

End of Company Response.

Sincerely,

/s/ Kenneth Tan

Kenneth Tan, Chief Executive Officer

cc:

PW Richter, PW Richter plc